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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                           For the Month of March 2005
                        News Release dated March 30, 2005

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)


        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
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              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-431-9314
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Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:        Form 20-F             40-F    X
                                                    -------           --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                Yes:                     No:    X
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:  /s/ Anthony F. Holler
                                         ---------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: April 14, 2005


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[ID BIOMEDICAL LOGO]

FOR IMMEDIATE RELEASE


              ID BIOMEDICAL COMPLETES ENROLLMENT OF 1,000 SUBJECTS
                 FOR PIVOTAL FLUVIRAL CLINICAL TRIAL IN THE U.S.

VANCOUVER, BC - MARCH 30, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it has completed the enrollment of 1,000 subjects for its Fluviral clinical trial intended to support accelerated approval in the United States. As recently announced, the Company expanded this trial from 300 subjects to 1,000 healthy adults from age 18 to 64. This randomized, double-blind, comparator-controlled study is designed to evaluate the safety and immunogenicity of Fluviral in healthy adults.

"We are extremely pleased with the quick enrollment of the 1,000 subjects in this clinical trial. The completion of the enrollment arrives six weeks earlier than we had originally expected. This achievement represents another very positive step towards a BLA filing later in the year with a view, pending necessary regulatory approvals, to manufacture and ship influenza vaccine to the United States for the 2006-2007 season," said Anthony Holler, M.D., ID Biomedical's Chief Executive Officer.

ID Biomedical is also conducting a similar clinical trial of Fluviral in Canada. The Canadian clinical trial enrolled 658 people and is also designed to evaluate the safety and immunogenicity of Fluviral. The Canadian trial is being conducted in adults in two age groups, 50 to 64 years old and over 64 years of age; these data will also be filed in support of U.S. licensure.

On March 15, ID Biomedial announced that it has been advised by the United States Food and Drug Administration's Center for Biologics Evaluation and Research (CBER) that Fluviral is eligible for accelerated approval and priority review mechanisms. ID Biomedical and CBER have outlined a clinical trial program that will allow the Company to submit a Biologics License Application (BLA) by the end of 2005. The approval to market the ID Biomedical injectable influenza vaccine in the U.S. will be based on achieving agreed-upon safety and immunogenicity endpoints from these ongoing clinical trials in Canada and the United States.

ID Biomedical produces Fluviral from its two flu vaccine production facilities located in Laval and Quebec City, Quebec. The company's Quebec City facility is being expanded to increase total manufacturing capacity to approximately 50 million doses by 2007, and will house what is believed to be the newest egg-based vaccine production facility in the world. The production capacity of ID Biomedical for the U.S. market in 2006-2007 is expected to be approximately 20-25 million doses.


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Upon FDA approval, Fluviral will be distributed in the U.S. by ID Biomedical's distribution partners: Henry Schein, Inc., AmerisourceBergen Corporation's Specialty Group and McKesson Corporation. These distribution partners have agreed to purchase and distribute 38 million doses of the Company's flu vaccine annually beginning in 2007. If ID Biomedical obtains FDA approval by April 1, 2006 under the accelerated approval mechanism, then the agreement will be applicable to the 2006 season as well.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


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For further information, please contact:

INVESTOR RELATIONS / MEDIA

Dean Linden                                                Michele Roy
(604) 431-9314                                             (450) 978-6313
dlinden@idbiomedical.com                                   mroy@idbiomedical.com